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                     [LETTERHEAD OF MAGMA POWER COMPANY]

                               November 16, 1994

Dear Fellow Magma Stockholder:

  As you know, California Energy Company has made a tender offer for 51% of Magma's outstanding shares and is soliciting your consent to a special meeting of Magma stockholders. If this special meeting is called, California Energy will seek election of its hand-picked slate of four new directors to an enlarged Magma Board and approval of by-law amendments that would attempt to give California Energy's nominees, if elected, the right to block various fundamental corporate actions by Magma.

  You should know that through the consent solicitation and proxy process, CALIFORNIA ENERGY HAS INDICATED THAT IT INTENDS, FOLLOWING THE NEXT ANNUAL
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MEETING OF MAGMA'S STOCKHOLDERS, TO GAIN CONTROL OF YOUR COMPANY WITHOUT BUYING
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A SINGLE SHARE OF MAGMA STOCK. Your Board has unanimously recommended that you
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reject California Energy's coercive and highly conditional tender offer for the reasons set forth in the Schedule 14D-9 previously delivered to you. These reasons included the opinion of Magma's financial advisor, Goldman Sachs, that the consideration offered pursuant to the California Energy offer is inadequate and the fact that California Energy's financing is subject to numerous conditions, including the satisfactory completion by California Energy's financing sources of due diligence on both Magma and California Energy.
                                                 ---
Apparently, the three week period since the delivery of financing commitment letters has not been long enough for California Energy's lenders to become comfortable with California Energy.

  Currently, your Board, with the assistance of Goldman Sachs, is actively exploring all alternatives in an effort to ensure the best possible result for Magma's stockholders. These efforts have included requesting due diligence on California Energy and to meet with California Energy regarding California Energy. California Energy has declined these requests. In the meantime, it is not in your interest to participate in California Energy's consent solicitation, which will only further California Energy's plan to acquire Magma at the lowest possible price. Although California Energy would have you believe that merely calling a special meeting can do no harm, the prospect of California Energy gaining control of Magma through the proxy process may have a CHILLING EFFECT ON OTHER PROSPECTIVE PARTNERS OF OR BIDDERS FOR MAGMA. Furthermore, if California Energy believes that it can gain control of the Magma Board through the proxy process, it will have NO INCENTIVE TO INCREASE ITS TENDER OFFER.

  WHETHER OR NOT YOU ARE ENTICED BY CALIFORNIA ENERGY'S TENDER OFFER, YOU SHOULD NOT SEND IN THE GREEN CARDS YOU HAVE RECEIVED OR MAY RECEIVE FROM
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CALIFORNIA ENERGY. If California Energy gets into Magma's Boardroom, it will only serve its interests, not yours. Your Board is in the process of seeking out and evaluating alternatives that would be in the best interests of ALL MAGMA STOCKHOLDERS rather than in the best interests of California Energy.
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Your interests and California Energy's are diametrically opposed: CALIFORNIA
ENERGY IS SEEKING TO BUY MAGMA AT THE LOWEST POSSIBLE PRICE THROUGH PRESSURE TACTICS SUCH AS THE CALL SOLICITATION. You should not sign any solicitation card sent by California Energy nor should you tender your shares to California Energy's hostile, highly conditional offer.

  We will be mailing an opposition solicitation statement and GOLD opposition card to you shortly. THE GOLD CARDS TO BE FURNISHED TO YOU BY YOUR BOARD WILL ENSURE THAT CALIFORNIA ENERGY NEVER GETS INTO MAGMA'S BOARDROOM AND THE COLLECTIVE BEST INTERESTS OF MAGMA'S STOCKHOLDERS ARE SERVED. IF YOU HAVE ALREADY SIGNED AND RETURNED A GREEN CARD, WE URGE YOU TO SIGN AND RETURN THE GOLD CARD YOU WILL RECEIVE TO REVOKE YOUR REQUEST OF A SPECIAL MEETING.

  We appreciate your continued support and patience throughout this difficult and complex process.

Sincerely,

Paul M. Pankratz                                Ralph W. Boeker
Chairman                                        President and Chief Executive
                                                Officer




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  If you have any questions, or need assistance in voting your shares, please contact the firm assisting us in the solicitation of opposition cards:

                            GEORGESON & COMPANY INC.
                               WALL STREET PLAZA
                            NEW YORK, NEW YORK 10005
                           TOLL FREE: 1-800-223-2064


  If your shares of Common Stock are held in the name of a bank or brokerage firm, only that firm can execute a GOLD CARD on your behalf. Please contact the person responsible for your account and give instructions for a GOLD CARD to be voted for you.


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                                     # # #

  The following information is provided pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended, and Rule 14a-11(b)(2) thereto. The participants in the solicitation are Magma Power Company, the following directors and others, who in the aggregate are deemed to beneficially own approximately 2.1% of the outstanding common shares of Magma common stock:
James D. Shepard, Paul M. Pankratz, Thomas C. Hinrichs, Ralph W. Boeker, Louis
A. Simpson, John D. Roach, Roger L. Kesseler, Lester L. Coleman, Williams R. Knee, Bent Petersen, and J. Pedro Reinhard, and Jon R. Peele, Wallace C. Dieckmann, Kenneth J. Kerr, and Trond Aschehoug. No participant individually owns more than 1% of the outstanding shares of Magma's common stock. Messrs. Kesseler, Knee and Reinhard are employees of The Dow Chemical Company ("Dow"). Dow is the beneficial owner of 5,032,430 shares of Magma's common stock of which 4,000,005 shares are held in escrow to satisfy certain exchange rights under an existing Dow note indenture. Dow retains the right to vote the shares placed in escrow. In addition, the Company is a party to a technical services agreement with Dow pursuant to which the Company has made payments for technical services in the amounts of $575,000 for 1993 and has agreed to make payments of $550,000 for 1994 and thereafter in annual amounts reduced by $50,000 each year to $300,000 for 1999. The Company is also a party to an engineering and construction management services agreement with Dow Engineering Company. The Company believes that the technical services agreement and the engineering and construction management services agreement are on terms at least as favorable to the Company as would be available from an unaffiliated third party. Mr. Shepard is a co-trustee of the B.C. McCabe Foundation, which beneficially owns 2,752,641 shares of Magma's common stock. Mr. Shepard disclaims beneficial ownership of such shares.